Thomas N. Hund Executive Vice President and Chief Financial Officer	Burlington Northern Santa Fe, LLC P. O. Box 961073 Fort Worth, Texas 76161 2500 Lou Menk Drive Fort Worth, Texas 76131-2828 817-352-4800 817-352-4808 Fax thomas.hund@bnsf.com

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

May 26, 2010

Re:	Burlington Northern Santa Fe, LLC File No. 001-11535, and BNSF Railway Company File No. 001-06324 Forms 10-K for the year ended December 31, 2009

Dear Mr. Humphrey:

This letter is in response to the comment letter, dated May 19, 2010, addressed to me regarding the comments of the Staff of the Securities and Exchange Commission with respect to the Form 10-K filings of Burlington Northern Santa Fe, LLC and BNSF Railway Company (the “Company”).

For the convenience of the Commission Staff, we reproduce the text of the comment letter and follow with our response.

We respectfully submit the following information and comments with respect to the comment letter.

Form 10-K for the Year Ended December 31, 2009

Note 2 – Significant Accounting Policies
Property and Equipment, Net, page 43

1.	In your response to our previous comment #2, you stated that normal repairs and maintenance are charged to operating expense as incurred, while costs incurred that extend the useful life of an asset, improve the safety of your operations, or improve operating efficiency are capitalized. In light of the significance of these expenditures, as well as the overall importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe you should provide additional disclosure with respect to the amounts of repairs and maintenance that are capitalized and the amounts expensed for each period presented. Although not specifically required by GAAP, we believe such additional disclosure is useful because it would enable an investor to gain a greater understanding of your business with regard to the capitalization of certain costs to upgrade your railroad, as compared to expensing of other costs that you consider to be normal repairs and maintenance. It could also provide meaningful trend information. In this regard, we would not object to the presentation of information pertaining to the amounts of repairs and maintenance that are capitalized, as compared to the amounts expensed, solely in your MD&A.

As discussed in our previous response dated April 26, 2010, normal repairs and maintenance are charged to operating expense as incurred, while costs incurred that extend the useful life of an asset, improve the safety of our operations, or improve operating efficiency are capitalized. Though not specifically required by GAAP, we will voluntarily quantify and disclose repairs and maintenance costs.

Please note that since becoming a wholly owned subsidiary of Berkshire Hathaway Inc. on February 12, 2010, the Company meets the conditions set forth in the General Instruction (I)(1)(a) and (b) and as such plans to file future Forms 10-K with the reduced disclosure format which does not include a Critical Accounting Estimates section. Capital expenditures will continue to be disclosed in the statement of cash flows. We propose adding the following additional disclosure regarding repair and maintenance expense in Item 2 Properties of future annual Form 10-K filings:

Item 2 Properties

Property and Facilities

In the ordinary course of business, BNSF incurs significant costs in repairing and maintaining the properties described above. In 2010, BNSF recorded approximately $X billion in repairs and maintenance expense in the Consolidated Statements of Income.

********

As requested in your May 19, 2010 comment letter, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me at 817-352-4800 or Julie Piggott, Vice President Planning & Studies and Controller at 817-352-4830. You may contact either of us by facsimile at 817-352-4808.

Sincerely,

/s/ Thomas N. Hund

Thomas N. Hund
Executive Vice President
and Chief Financial Officer

Cc:	Amy Geddes (SEC) Matt Rose (BNSF) Roger Nober (BNSF) Julie Piggott (BNSF)